Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

June 25, 2020

VIA EMAIL & EDGAR

Securities and Exchange Commission Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	GS Acquisition Holdings Corp II (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-239096)

Dear Ms. Gorman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of GS Acquisition Holdings Corp II that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on June 29, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 2,250 copies of the preliminary prospectus dated June 24, 2020 (the “Preliminary Prospectus”) as of June 25, 2020 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Pavan Bellur
Name: Pavan Bellur
Title: Managing Director

[Signature Page to Acceleration Request Letter]